UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.
File Nos. 333-178049 and 1-33843 – CF#36329

Synacor, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.13.1	S-1	November 18, 2011	May 31, 2025
10.13.2	S-1	November 18, 2011	May 31, 2025
10.1.1	10-Q	August 13. 2013	May 31, 2025
10.1.2	10-Q	August 13, 2013	May 31, 2025
10.1	10-Q	May 15, 2014	May 31, 2025
10.13.6	10-K	March 12, 2015	May 31, 2025
10.1	10-Q	May 14, 2015	May 31, 2025
10.3	10-Q	May 16, 2016	May 31, 2025
10.1	10-Q	August 14, 2017	May 31, 2025
10.1	10-Q	May 15, 2017	May 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary